Filed pursuant to Rule 433

Registration No. 333-218070

Issuer Free Writing Prospectus dated January 7, 2020

Relating to Preliminary Prospectus Supplement dated January 7, 2020

$500,000,000

AUTODESK, INC.

Pricing Term Sheet

2.850% Notes due 2030

Issuer:	Autodesk, Inc.

Format:	SEC Registered

Title:	2.850% Notes due 2030

Principal Amount:	$500,000,000

Maturity Date:	January 15, 2030

Coupon:	2.850%

Ratings*:	Baa2 by Moody’s Investor Service, Inc. BBB by Standard & Poor’s Ratings Services

Price to Public:	99.775% of face amount

Yield to Maturity:	2.876%

Spread to Benchmark Treasury:	T+105 basis points

Benchmark Treasury:	1.750% due November 15, 2029

Benchmark Treasury Price and Yield:	99-10; 1.826%

Interest Payments Dates:	Semi-annually on January 15 and July 15, commencing July 15, 2020

Make-Whole Call:	At any time prior to October 15, 2029, at a discount rate of Treasury plus 20 basis points

Par Call:	On or after October 15, 2029

Trade Date:	January 7, 2020

Settlement Date:	January 14, 2020 (T+5)

Use of Proceeds:	We intend to use the net proceeds of this offering for general corporate purposes, which, among other things, will include repaying $450.0 million in aggregate principal amount of our 3.125% notes due 2020 (the “3.125% notes”), plus accrued and unpaid interest thereon. We intend to pay the optional redemption price on the 3.125% notes to redeem the 3.125% notes before their maturity. The optional redemption price on the 3.125% notes is equal to the sum of the remaining interest payments thereon discounted to the redemption date using a discount rate equal to the comparable Treasury rate plus 25 basis points.

CUSIP/ISIN:	052769 AG1 / US052769AG12

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. at (800) 294-1322 (toll-free), Citigroup Global Markets Inc. at (800) 831-9146 (toll-free) or J.P. Morgan Securities LLC at (212) 834-4533 (collect).